# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZEEKR Intelligent Technology Holding Ltd, CIK 0001954042
CUSIP: 98923K103
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215
Date of event which requires filing of this statement: 05/07/2025
Filed by CIK 0002042890
Persons authorized to receive notices and communications: ZEEKR Intelligent Technology, Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215, 86 400-003-6036

## Reporting persons
- GHGK Innovation Limited (CIK 0002042890): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 222,000,000; sole dispositive power 0; shared dispositive power 222,000,000; aggregate amount beneficially owned 222,000,000 (8.7% of the class)
  Comment: Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 ordinary shares, par value $0.0002 per share (the "Ordinary Shares") of ZEEKR Intelligent Technology Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer") issued and outstanding (such number excluded 41,375,116 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024 filed with the U.S. Securities and Exchange Commission (the "SEC") by the Issuer on March 20, 2025.
- Shufu Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,950,996,860; sole dispositive power 0; shared dispositive power 1,950,996,860; aggregate amount beneficially owned 1,950,996,860 (76.8% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 1,668,996,860 Ordinary Shares of the Issuer directly held by Luckview Group Limited ("Luckview"), a limited company incorporated in British Virgin Islands wholly owned by Geely Automobile Holdings Limited ("Geely Auto"), a Cayman Islands incorporated company with limited liability and listed on the Stock Exchange of Hong Kong under stock code "0175," over which Shufu Li ("Mr. Li") exercises control power, as separately reported in another Schedule 13D, as amended from time to time, filed with the SEC by Geely Auto and Luckview (collectively, the "Geely Reporting Persons"), (ii) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited ("GHGK"), a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership) ("Ningbo Jikong Partnership"), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd. ("Ningbo Jikong Management"), a PRC-incorporated limited company in which Mr. Li owns 99.9% equity interest, and (iii) 60,000,000 Ordinary Shares directly held by GAGK Innovation Limited ("GAGK"), a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership) ("Ningbo Jiqi Partnership"), a PRC limited partnership whose general partner is Ningbo Jikong Management. Mr. Li disclaims beneficial ownership to the Ordinary Shares held by Luckview, GHGK and GAGK except to the extent of his pecuniary interest in such Ordinary Shares.
  
  Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding (such number excluded 41,375,116 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024 filed with the SEC by the Issuer on March 20, 2025.
- Ningbo Jikong Enterprise Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 282,000,000; sole dispositive power 0; shared dispositive power 282,000,000; aggregate amount beneficially owned 282,000,000 (11.1% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Partnership, a PRC limited partnership whose general partner is Ningbo Jikong Management, a PRC-incorporated limited company in which Mr. Li owns 99.9% equity interest, and (ii) 60,000,000 Ordinary Shares directly held by GAGK, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Partnership, a PRC limited partnership whose general partner is Ningbo Jikong Management. Ningbo Jikong Management may be deemed to have beneficial ownership in the Ordinary Shares of the Issuer beneficially owned by these two limited partnerships.
  
  Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding (such number excluded 41,375,116 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024 filed with the SEC by the Issuer on March 20, 2025.
- Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 222,000,000; sole dispositive power 0; shared dispositive power 222,000,000; aggregate amount beneficially owned 222,000,000 (8.7% of the class)
  Comment: Each of row 8, 10 and 11 represents 222,000,000 Ordinary Shares of the Issuer directly held by GHGK, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Partnership, a PRC limited partnership whose general partner is Ningbo Jikong Management, a PRC-incorporated limited company in which Mr. Li owns 99.9% equity interest. Ningbo Jikong Partnership may be deemed to have beneficial ownership in the Ordinary Shares of the Issuer directly held by GHGK.
  
  Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding (such number excluded 41,375,116 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024 filed with the SEC by the Issuer on March 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: ZEEKR Intelligent Technology Holding Ltd
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215
Comment:
This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Statement on Schedule 13D originally filed with the SEC on November 21, 2024 (as amended to date, the "Statement") and is being filed by (i) Mr. Li, (ii) Ningbo Jikong Management, (iii) Ningbo Jikong Partnership, and (iv) GHGK (collectively, the "Reporting Persons") in respect of the Ordinary Shares of the Issuer. Capitalized terms used herein without definition in this Amendment No. 3 shall have the meaning set forth in the Statement.

CUSIP number 98923K103 has been assigned to the American depositary shares of the Issuer (the "ADSs"), which are quoted on the New York Stock Exchange under the symbol "ZK."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by inserting the following:

This Amendment No. 3 is being filed in connection with the submission of a Non-binding Proposal (as defined in Item 4) by Geely Auto to the board of directors of the Issuer (the "Issuer's Board") on May 7, 2025, pursuant to which Geely Auto proposed to acquire all outstanding Ordinary Shares and ADSs of the Issuer not already beneficially owned by Geely Auto in a business combination transaction.

Geely Auto intends to finance the Proposed Transaction (as defined in Item 4) through the issuance of Geely Shares (as defined in Item 4), cash on its balance sheet and to the extent needed, debt financing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

Preliminary Non-Binding Proposal by Geely Auto

On May 7, 2025, Geely Auto submitted a non-binding proposal (the "Non-binding Proposal") to the Issuer's Board, proposing to acquire all outstanding Ordinary Shares and ADSs of the Issuer not already beneficially owned by Geely Auto in a business combination transaction (the "Proposed Transaction"). Geely Auto proposed to provide each shareholder of the Issuer (other than Geely Auto) with the option (at their election) to receive, in respect of all the Ordinary Shares and ADSs beneficially owned by such shareholder, either US$2.566 in cash for each Ordinary Share (or US$25.66 in cash for each ADS) (the "Cash Alternative") or 1.23 newly issued ordinary shares of Geely Auto (the "Geely Shares") for each Ordinary Share (or 12.3 Geely Shares for each ADS)(the "Share Alternative"); failing to make a valid election, a shareholder or ADS holder will be deemed to elect the Cash Alternative. As of the date hereof, Geely Auto beneficially owned 1,668,996,860 Ordinary Shares, representing approximately 65.7% of the publicly disclosed total issued and outstanding Ordinary Shares.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements.

If the Proposed Transaction is completed, the Issuer's ADSs would become eligible for termination of registration pursuant to the Securities Act and would be delisted from the New York Stock Exchange (a "Delisting").

While Shufu Li exercises control power over Geely Auto, neither he or any of his affiliates (other than Geely Auto) is a buyer or a co-bidder or a member of a buyer consortium or similar arrangement with Geely Auto with respect to the Non-binding Proposal set forth in Item 4 hereof. The Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons as described in Item 5 below, other than those beneficially owned by Geely Auto, will be subject to the offer made by Geely Auto under the Non-binding Proposal, as part of the Ordinary Shares to be acquired by Geely Auto in the Proposed Transaction.

References to the Non-binding Proposal in this Amendment No. 3 are qualified in their entirety by reference to the Non-binding Proposal, a copy of which is attached hereto as Exhibit 99.3, and incorporated herein by reference in its entirety.

Exploration of Strategic Alternatives by the Geely Reporting Persons

The Geely Reporting Persons have discussed and explored, and expect to continue to discuss and explore, various potential alternatives with respect to their investment in the Issuer. The Non-binding Proposal could lead to one or more subsequent revised or different proposals or offers that could result in the Geely Reporting Persons acquiring all or substantially all of the outstanding capital stock of the Issuer not beneficially owned by the Geely Reporting Persons, which would result in a Delisting. The Geely Reporting Persons may, at the same time or subsequently, also explore other strategic alternatives, including but not limited to: different kinds of corporate transactions involving the Issuer and its securities, such as sales or acquisitions of shares, assets or businesses by the Issuer, including sales to or acquisitions from affiliates of the Geely Reporting Persons; engaging with third parties to pursue other strategic transactions, including, but not limited to, a transaction that leads to a Delisting; or other business combination transactions such as a merger, reorganization, or other material transaction. There can be no guarantee that the Geely Reporting Persons will make any such subsequent proposal, and if any such proposal is made, the Geely Reporting Persons can provide no assurances that they will successfully consummate any proposed transaction.

The Geely Reporting Persons intend to engage in communications, discussions and negotiations with members of management of the Issuer, members of the Issuer's Board and their legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; current or prospective securityholders of the Issuer; and other relevant parties, regarding the Non-binding Proposal and various alternatives that may from time to time be under consideration by the Geely Reporting Persons. To facilitate their consideration of such matters, the Geely Reporting Persons have recently, and/or may in the future, retain consultants and advisors and enter into discussions with potential sources of capital and other third parties. The Geely Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements. The Geely Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

General

The Reporting Persons acquired the securities described in this Statement for investment purposes and, in addition to the more specific analysis set out above, they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Shufu Li in his positions as chairman and a director of the Issuer, may engage in discussions with management of the Issuer, the Issuer's Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger (including the Proposed Transaction), reorganization or take-private transaction that could result in the delisting or de-registration of the securities of the Issuer; security offerings and/or share repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management of the Issuer or the composition of the Issuer's Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a) to (e) of this Statement are hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to Rows (7) through (11) and (13) of the cover pages of this Amendment No. 3 are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons has effected any transaction in the Ordinary Shares or ADSs of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in the Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as described above or elsewhere in the Statement or incorporated by reference in the Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves and between them and any other person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning call options, put options, security-based swaps or any other derivative securities, the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 99.3 Non-binding Proposal dated May 7, 2025 from Geely Auto to the Issuer's Board.

## Signatures
- GHGK Innovation Limited: /s/ Shufu Li, Shufu Li/Director (05/07/2025)
- Shufu Li: /s/ Shufu Li, Shufu Li (05/07/2025)
- Ningbo Jikong Enterprise Management Co., Ltd.: /s/ Donghui Li, Donghui Li/Legal Representative (05/07/2025)
- Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership): /s/ Donghui Li, Donghui Li/Legal Representative of General Partner (05/07/2025)